Exhibit 99.4

Financial Statements

(Expressed in United States dollars)

CUMMINS  WESTPORT  INC.

Years ended December 31, 2012 and 2011

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Cummins Westport Inc.

We have audited the accompanying financial statements of Cummins Westport Inc. which comprise the balance sheets as at December 31, 2012 and December 31, 2011, the statements of earnings and comprehensive income, stockholders’ equity, and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with US generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Cummins Westport Inc.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Cummins Westport Inc. as at December 31, 2012 and December 31, 2011, and its results of operations and its cash flows for the years then ended in accordance with US generally accepted accounting principles.

//s// KPMG LLP

Chartered Accountants

March 28, 2013

Vancouver, Canada

2

CUMMINS WESTPORT INC.

Balance Sheets

(Expressed in United States dollars)

December 31, 2012 and 2011

	2012	2011

Assets

Current assets:
Cash and cash equivalents	$44,370,492	$17,403,237
Accounts receivable from Cummins Inc. (note 8)	—	3,658,351
Other accounts receivable	983,204	1,058,316
Income tax receivable	6,012,039	—
Loan receivable from Cummins Inc. (note 8)	—	19,408,872
Loan receivable from Westport Innovations Inc. (note 8)	—	19,408,872
Prepaid expenses and other current assets	225,278	89,415
Deferred tax asset (note 6)	7,303,687	5,270,458
	58,894,700	66,297,521
Equipment, net of accumulated amortization of $430,611 (2011 - $278,834)	872,653	812,044
Deferred tax asset (note 6)	9,786,173	5,302,824

	$69,553,526	$72,412,389

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$4,256,015	$4,376,898
Income tax payable	—	1,393,893
Accounts payable to Westport Innovations Inc. (note 8)	2,169,932	523,175
Accounts payable to Cummins Inc. (note 8)	2,974,906	—
Current portion of warranty liability	13,317,134	11,791,268
Current portion of deferred revenue	3,861,683	2,667,876
	26,579,670	20,753,110

Long-term liability (note 6)	1,311,560	643,908
Warranty liability (note 3)	17,500,794	8,038,617
Deferred revenue (note 4)	9,967,875	7,450,853
	55,359,899	36,886,488
Stockholders’ equity (note 7):
Common stock, $0.01 par value; 100,000 shares authorized; 2012 - 87,594 (2011 - 87,594) shares issued and outstanding	876	876
Additional paid-in capital	43,796,562	43,796,562
Deficit	(29,603,811)	(8,271,537)
	14,193,627	35,525,901

	$69,553,526	$72,412,389

See accompanying notes to financial statements.

CUMMINS WESTPORT INC.

Statements of Earnings and Comprehensive Income

(Expressed in United States dollars)

Years ended December 31, 2012 and 2011

	2012	2011

Revenue:
Product revenue	$158,884,510	$130,504,679
Parts revenue	36,274,094	30,988,903
Other revenue	2,857,040	2,406,814
Interest	530,289	374,408
	198,545,933	164,274,804

Cost of revenue and expenses (note 8):
Cost of product revenue	105,727,243	70,455,439
Cost of parts revenue	21,317,164	18,994,588
Cost of other revenue	9,531,031	2,950,825
Research and development (note 5)	12,113,959	8,115,701
Marketing	12,541,152	11,515,511
General and administrative	1,416,890	2,031,215
Foreign exchange loss	(18,290)	7,583
Interest and charges	320,475	359,221
Amortization	151,777	103,860
	163,101,401	114,533,943

Earnings before income taxes	35,444,532	49,740,863

Income tax recovery (expense) (note 6):
Current	(16,362,336)	(20,177,056)
Deferred	6,516,578	938,831
	(9,845,758)	(19,238,225)

Net earnings and comprehensive income	$25,598,774	$30,502,638

See accompanying notes to financial statements.

CUMMINS WESTPORT INC.

Statements of Stockholders’ Equity

(Expressed in United States dollars)

Years ended December 31, 2012 and 2011

			Additional
	Common stock		paid-in
	Number	Amount	capital	Deficit	Total

Balance, December 31, 2009	87,594	$876	$43,796,562	$(23,858,027)	$19,939,411

Dividends paid	—	—	—	(12,000,000)	(12,000,000)

Net earnings	—	—	—	17,083,852	17,083,852

Balance, December 31, 2010	87,594	876	43,796,562	(18,774,175)	25,023,263

Dividends paid	—	—	—	(20,000,000)	(20,000,000)

Net earnings	—	—	—	30,502,638	30,502,638

Balance, December 31, 2011	87,594	876	43,796,562	(8,271,537)	35,525,901

Dividends paid or payable				(46,931,048)	(46,931,048)

Net earnings				25,598,774	25,598,774

Balance, December 31, 2012	87,594	$876	$43,796,562	$(29,603,811)	$14,193,627

See accompanying notes to financial statements.

CUMMINS WESTPORT INC.

Statements of Cash Flows

(Expressed in United States dollars)

Years ended December 31, 2012 and 2011

	2012	2011

Cash provided by (used in):

Operations:
Net earnings	$25,598,774	$30,502,638
Items not involving cash
Amortization	151,777	103,860
Unrealized foreign exchange	15,546	(22,577)
Deferred income tax recovery	(6,516,578)	(938,831)
Changes in non-cash working capital items:
Accounts receivable from Cummins Inc.	3,658,351	(3,658,351)
Income tax receivable	(6,012,039)	498,095
Other accounts receivable	75,112	(278,611)
Prepaid expenses and other current assets	(135,863)	3,324
Accounts payable and accrued liabilities	546,769	2,012,573
Income tax payable	(1,393,893)	2,037,801
Accounts payable to Westport Innovations Inc.	348,471	(384,790)
Accounts payable to Cummins Inc.	2,542,144	(14,210)
Deferred revenue	3,710,829	2,737,466
Warranty liability	10,988,043	1,379,397
	33,577,443	33,977,784

Financing:
Dividend paid	(45,200,000)	(20,000,000)

Investing:
Loan receivable from Cummins Inc.	19,408,872	(5,894,897)
Loan receivable from Westport Innovations Inc.	19,408,872	(5,894,897)
Purchase of equipment	(212,386)	(272,270)
	38,605,358	(12,062,064)

Effect of foreign currency on cash and cash equivalents	(15,546)	22,577

Increase in cash and cash equivalents	26,967,255	1,938,297

Cash and cash equivalents, beginning of year	17,403,237	15,464,940

Cash and cash equivalents, end of year	$44,370,492	$17,403,237

Supplementary information:
Interest received, net	$209,814	$15,187
Income taxes paid	15,507,564	19,281,258

See accompanying notes to financial statements.

CUMMINS WESTPORT INC.

Notes to Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2012 and 2011

1.              Operations:

Cummins Westport Inc. (the Company) was formed under the terms of a joint venture agreement (the Agreement) dated March 7, 2001, subsequently revised on January 1, 2004 (the revised JVA), between Cummins Inc. (Cummins) and Westport Innovations Inc. (Westport) to develop, support and market a comprehensive product line of low-emission, high performance engines and ancillary products using gaseous hydrocarbon fuels which incorporate spark ignition and other proprietary intellectual property developed by Cummins and Westport.  The Company is incorporated under the laws of the State of Delaware.

Pursuant to the revised JVA, Cummins has granted the Company a Spark Ignited (SI) License, which includes an exclusive, worldwide license to make, develop, use, market, import, or sell any product or part thereof in support of the SI business.  Any intellectual property that is owned by the Company, or developed in the future for the SI business by the Company, or jointly with one or both of Cummins and Westport will become the property of the Company unless explicitly transferred by written conveyance.  The Company has determined that there were no material transfers during the years ended December 31, 2012 and 2011.  The Company’s sales to date are primarily from the sale of spark ignited natural gas engines manufactured by Cummins.

On February 20, 2012, Cummins and Westport amended the revised JVA to provide for, among other things, clarification concerning the scope of products to be sold by the Company.  In addition, the parties have revised certain economic terms of the revised JVA including profit distributions to the parties.

The Company will focus future product development on North American markets including engines for on-road applications between the displacement range of 5.9 litres through 12 litres, and to have these engines manufactured in Cummins North American plants.

The term of the joint venture will now end on December 31, 2021 and can be terminated under certain circumstances by either party before the end of the term.

2.              Significant accounting policies:

(a)         Basis of presentation:

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America to present the assets, liabilities, revenues and expenses of the Company and do not include any assets owned or liabilities held by Cummins or Westport including any used by the shareholders in the provision of services to or production of goods for the Company.

Continuing operations of the Company depend on the continuation of operational and manufacturing support from its shareholders when required.

These financial statements were approved by the Board of Directors on March 28, 2013 and events subsequent to the balance sheet date, if any, have been disclosed in these financial statements through this date.

CUMMINS WESTPORT INC.

Notes to Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2012 and 2011

2.              Significant accounting policies (continued):

(b)         Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates include determination of the product and parts warranty liability and the valuation allowance for deferred income tax assets.  Actual amounts may differ from the estimates applied in the preparation of these financial statements.

(c)          Cash equivalents:

Cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a term to maturity of three months or less at the date of acquisition that are readily convertible to specified amounts of cash.  Cash equivalents are considered as held for trading and recorded at fair value with changes in fair value recognized in the statement of earnings.

(d)         Equipment:

Equipment is recorded at cost.  Amortization is recorded commencing when the equipment is placed into service.

Asset	Basis	Years

Production and testing equipment	Straight-line	3 - 8
Computer equipment	Straight-line	3

CUMMINS WESTPORT INC.

Notes to Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2012 and 2011

2.              Significant accounting policies (continued):

(e)          Warranty liability:

The Company provides warranty coverage on products sold for a period of two years from the date the products are put into service by customers.  Warranty liability represents the Company’s best estimate of warranty costs expected to be incurred during the warranty period.  Furthermore, the current portion of warranty liability represents the Company’s best estimate of the costs to be incurred in the next twelve-month period.  The Company uses historical failure rates and cost to repair defective products together with known information to estimate the warranty liability.  New product launches require a greater use of judgment in developing estimates until claims experience becomes available.  Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch.  The Company records warranty expense for new products upon shipment using a factor based upon historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter.  The Company’s product warranty accrual reflects management’s best estimate of probable liability under its product warranties.  Periodically, the Company performs an analysis assessing the appropriateness of the outstanding warranty balance, and adjustments to the estimated liability are made as considered necessary and reflected in results of operations in the period such adjustments are determined.  The ultimate amount payable by the Company and the timing will depend on actual failure rates and cost to repair failures of its products.  Since a number of the Company’s products are new in the market, historical data may not necessarily reflect actual costs to be incurred and may result in significant fluctuations in the warranty liability.

(f)           Extended warranty:

The Company sells extended warranty contracts that provide coverage in addition to the basic two-year coverage.  Proceeds from the sale of these contracts are deferred and amortized over the extended warranty period commencing at the end of the basic warranty period.  On a periodic basis, management reviews the estimated warranty costs expected to be incurred related to these contracts and recognizes a loss to the extent such costs exceed the related deferred revenue.

(g)          Revenue recognition:

Product and parts revenue is recognized when the products are shipped and title passes to the customer.  Title typically transfers when products are shipped from Cummins’ manufacturing facilities.  Amounts received in advance of the revenue recognition criteria being met are recorded as deferred revenue.

(h)         Cost of product revenue:

Cost of product revenue includes the cost to purchase the engine from Cummins, the cost to sell engines, and warranty costs.

CUMMINS WESTPORT INC.

Notes to Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2012 and 2011

2.              Significant accounting policies (continued):

(i)             Cost of parts revenue:

Cost of parts revenue includes the standard cost of the aftermarket engine parts as determined by Cummins, a reasonable selling and administrative cost that is defined in the joint venture agreement, and warranty costs.

(j)            Research and development expenses:

Research and development expenses are expensed when incurred.  Government grants received to fund research and development expenses are recognized as a reduction in research and development expenses when received or receivable.  Certain government grants are repayable only on the occurrence of specified future events.  If such events do not occur, no payment would be required.  The liability to repay these government grants is recognized during the period in which conditions arise that would cause the government grants to be repayable.

(k)         Foreign currency translation:

The functional currency of the Company’s operations is the United States dollar.  Assets and liabilities denominated in foreign currencies are translated at rates in effect on the balance sheet date.  Revenue and expenses denominated in foreign currencies are translated at the rate in effect on the transaction date.  Gains and losses on translation are included in the statement of earnings and comprehensive income for the period.

(l)             Income taxes:

Income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss carry forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income taxes in the period that includes the enactment date.  To the extent that the realization of deferred tax assets is not considered to be more likely than not, a valuation allowance is provided.

The Company measures a tax uncertainty at the largest amount that is more likely than not to be upheld.  In cases where the Company is charged interest and penalties on uncertain tax positions which do not meet the recognition criteria, the Company includes these in interest expense and other operating expense, respectively.

CUMMINS WESTPORT INC.

Notes to Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2012 and 2011

3.              Warranty liability:

Changes in the product warranty accrual for the years ended December 31, 2012 and 2011 were as follows:

	2012	2011

Balance, beginning of year	$19,829,885	$18,450,488

Payments made	(17,251,747)	(11,080,931)
Accrual for engines sold	16,195,787	13,117,972
Warranty valuation adjustment	12,044,003	(657,644)

Balance, end of year	30,817,928	19,829,885
Less: current portion	13,317,134	11,791,268

Non-current portion	$17,500,794	$8,038,617

During 2012, the Company increased the base warranty liability by $9.5 million and the extended warranty liability by $2.5 million due to ongoing reliability issues with a small population of ISL G engines primarily in demanding linehaul truck applications.

4.              Deferred revenue:

Deferred revenue represents amounts charged to customers for extended warranty coverage contracts that have yet to be recognized as revenue.  Changes in deferred revenue balances for the years ended December 31, 2012 and 2011 are as follows:

	2012	2011

Balance at the beginning of the year	$10,118,729	$7,381,263
Add: extended warranty coverage and other adjustments	6,450,049	4,399,510
Less: revenue recognized during the year	(2,739,220)	(1,662,044)

Balance at the end of the year	13,829,558	10,118,729
Less: current portion	3,861,683	2,667,876

Non-current portion	$9,967,875	$7,450,853

CUMMINS WESTPORT INC.

Notes to Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2012 and 2011

5.              Research and development expenses:

Research and development expenses are recorded net of government program funding received or receivable.  For the years ended December 31, 2012 and 2011, the following research and development expenses had been incurred and program funding received or receivable:

	2012	2011

Research and development expenses	$14,183,959	$10,625,266
Government funding	(2,070,000)	(2,509,565)

Net research and development expenses	$12,113,959	$8,115,701

Government funding was comprised of funding mainly from the California Energy Commission and National Renewable Energy Laboratory.

6.              Income taxes:

(a)         The Company’s income tax recovery differs from that calculated by applying the combined United States federal and state statutory rate of 36.78% (2011 - 36.37%) as follows:

	2012	2011

Earnings before income taxes	$35,444,532	$49,740,863

Expected income tax expense	$(13,035,140)	$(18,090,752)

Reduction (increase) in income taxes resulting from:
Non-deductible expenses	(252,550)	(78,287)
Research and development tax credits	4,022,693	—
Effect of tax uncertainties	(162,196)	(945,129)
Other	(418,565)	(124,057)
	3,189,382	(1,147,473)

Total income tax expense	$(9,845,758)	$(19,238,225)

CUMMINS WESTPORT INC.

Notes to Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2012 and 2011

6.              Income taxes (continued):

(b)         The tax effect of temporary differences that give rise to significant portions of deferred tax assets (liabilities) at December 31, 2012 and 2011 are as follows:

	2012	2011

Deferred income tax assets:
Warranty liability	$12,370,800	$8,105,958
Deferred revenue	5,085,981	2,710,183
Other	(366,921)	(242,859)

	$17,089,860	$10,573,282

Allocated as follows:
Current deferred tax asset	$7,303,687	$5,270,458
Non - current deferred tax asset	9,786,173	5,302,824

	$17,089,860	$10,573,282

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized.  The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those differences become deductible.

The Company has generated taxable income for the past seven years.  Management believes it is more likely than not that all of the benefits of currently available tax deductions will be realized in future years as a result of expected earnings.  Therefore, at December 31, 2012, the Company has recognized a deferred tax asset related to all of the benefits expected to be realized.  No valuation allowance was required as at December 31, 2012.

Tax years subsequent to December 31, 2007, remain open for examination by the Internal Revenue Service.

CUMMINS WESTPORT INC.

Notes to Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2012 and 2011

6.              Income taxes (continued):

(c)          Long-term liability is tax provision which represents the Company’s estimate of tax uncertainties associated with tax positions previously taken with respect to the Company’s tax returns.  If recognized, all of these amounts would affect the Company’s effective tax rate. A reconciliation of the change in the reserve for unrecognized tax benefits is as follows:

	2012	2011

Balance, beginning of year	$643,908	$—
Additions	1,110,652	643,908
Reductions	—	—
Settlements and re-assessments	(443,000)	—

	$1,311,560	$643,908

The Company accrued interest and penalties of $113,417 for the year ended December 31, 2012 related to these tax uncertainties.

7.              Stockholders’ equity:

(a)         Authorized:

100,000 common shares, voting, par value $0.01

100,000 preferred shares, voting convertible, redeemable, non-participating, par value $0.01

(b)         Common shares:

As at December 31, 2012, the Company has 87,594 issued and outstanding common shares, 50% of which are held by Westport and 50% by Cummins.

(c)          Preferred shares:

As at December 31, 2012 and 2011, the Company had no issued or outstanding preferred shares.

CUMMINS WESTPORT INC.

Notes to Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2012 and 2011

8.              Related party transactions:

(a)         Major expenses:

The majority of the Company’s expenses including cost of product and parts revenue, research and development, general and administrative and marketing expenses are incurred by Westport and Cummins and allocated to the Company pursuant to the revised JVA.  The costs allocated by the respective companies are as follows:

2012	Westport	Cummins	Total

Equipment expenditures	$—	$60,609	$60,609
Cost of product revenue	—	105,727,243	105,727,243
Cost of parts revenue	—	21,317,164	21,317,164
Cost of other revenue	—	9,531,031	9,531,031
Research and development	222,598	11,891,361	12,113,959
Marketing	2,830,476	9,710,676	12,541,152
General and administrative	1,006,525	410,365	1,416,890
Interest and charges	113,991	206,484	320,475

	$4,173,590	$158,854,933	$163,028,523

2011	Westport	Cummins	Total

Equipment expenditures	$—	$118,428	$118,428
Cost of product revenue	—	70,455,439	70,455,439
Cost of parts revenue	—	18,994,588	18,994,588
Cost of other revenue	—	2,950,825	2,950,825
Research and development	216,166	7,899,535	8,115,701
Marketing	3,440,926	8,074,585	11,515,511
General and administrative	412,564	1,618,651	2,031,215
Interest and charges	165,973	193,248	359,221

	$4,235,629	$110,305,299	$114,540,928

(b)         Due from Cummins:

As at December 31, 2012, net amounts due to Cummins total $2,974,906 (2011 - Receivable from Cummins $23,067,223) including trade accounts payable of $2,974,906 (2011 - trade accounts receivable of $3,658,351), loan to Cummins of nil (2011 - $19,390,000), and loan interest receivable of nil (2011 - $18,872).

Trade accounts receivable or payable arise from product and parts sales net of reimbursable expenses.  The amounts are non-interest bearing, unsecured and have no fixed terms of repayment.  The amounts are generally settled in the month following the month in which the receivable or payable is incurred.

CUMMINS WESTPORT INC.

Notes to Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2012 and 2011

8.              Related party transactions (continued):

(b)         Due from Cummins (continued):

Prior to December 15, 2012, the Company has advanced funds to Cummins Inc. under a demand loan agreement with interest accruing monthly, and was calculated using the three-month Prime Corporate Paper rate.  For the year ended December 31, 2012, the Company charged interest of $228,901 (2011 - $178,383) to Cummins.  This loan was fully repaid on December 15, 2012.

(c)          Due from Westport:

As at December 31, 2012, net amounts due to Westport total $2,169,932 (2011 - $18,885,697 receivable from Westport) including trade accounts payable to Westport of $2,169,932 (2011 - $523,175), loan to Westport of nil (2011 - $19,390,000), and loan interest receivable of nil (2011 - $18,872).

The trade payable to Westport relates to costs incurred by Westport on behalf of the Company.  The amounts are generally reimbursed by the Company to Westport in the month following the month in which the payable is incurred.

Prior to December 15, 2012, the Company has advanced funds to Westport under a demand loan agreement with interest accruing monthly, and was calculated using the three-month Prime Corporate Paper rate.  For the year ended December 31, 2012, the Company charged interest of $228,901 (2011 - $178,383) to Westport.  This loan was fully repaid on December 15, 2012.

9.              Financial instruments:

(a)         Fair values:

Financial instruments of the Company include cash and cash equivalents, accounts receivable, other accounts receivable, amounts due from Cummins and Westport, accounts payable and accrued liabilities.  Cash and cash equivalents is carried at fair value based on quoted rates in an active market.  Accordingly, it is classified as Level 1 in the fair value hierarchy.  The fair values of net accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to their short-term maturity.  The fair values of accounts and other receivable from Cummins and Westport cannot be determined with sufficient reliability due to the related party nature of the balances and the lack of a readily available market for these instruments.

(b)         Credit risk:

Pursuant to the revised JVA, collection of accounts receivable is the sole responsibility of the Company, except for any bad debts arising out of decisions made by Cummins, which may negatively impact the Company.  Management believes that the Company is not exposed to significant credit risk.

CUMMINS WESTPORT INC.

Notes to Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2012 and 2011

9.              Financial instruments (continued):

(c)          Foreign currency risk:

The majority of the Company’s revenues and expenses are denominated in United States dollars although the Company may from time to time enter into transactions denominated in a foreign currency, primarily the Canadian dollar.  Management believes that the Company is not exposed to significant foreign currency risk.

Financial Statements

(Expressed in United States dollars)

CUMMINS  WESTPORT  INC.

Years ended December 31, 2011 and 2010

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Cummins Westport Inc.

We have audited the accompanying financial statements of Cummins Westport Inc. which comprise the balance sheets as at December 31, 2011 and December 31, 2010, the statements of earnings and comprehensive income, stockholders’ equity, and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with US generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Cummins Westport Inc.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Cummins Westport Inc. as at December 31, 2011 and December 31, 2010, and its results of operations and its cash flows for the years then ended in accordance with US generally accepted accounting principles.

//s// KPMG LLP

Chartered Accountants

May 7, 2012

Vancouver, Canada

2

CUMMINS WESTPORT INC.

Balance Sheets

(Expressed in United States dollars)

December 31, 2011 and 2010

	2011	2010

Assets

Current assets:
Cash and cash equivalents	$17,403,237	$15,464,940
Accounts receivable from Cummins Inc. (note 8)	3,658,351	—
Other accounts receivable	1,058,316	779,705
Income tax receivable	—	498,095
Loan receivable from Cummins Inc. (note 8)	19,408,872	13,513,975
Loan receivable from Westport Innovations Inc. (note 8)	19,408,872	13,513,975
Prepaid expenses	89,415	92,739
Deferred tax asset (note 6)	5,270,458	5,583,444
	66,297,521	49,446,873
Equipment, net of accumulated amortization of $278,834 (2010 - $174,976)	812,044	643,634
Deferred tax asset (note 6)	5,302,824	4,051,007

	$72,412,389	$54,141,514

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$4,376,898	$2,364,325
Income tax payable	1,393,893	—
Accounts payable to Westport Innovations Inc. (note 8)	523,175	907,965
Accounts payable to Cummins Inc. (note 8)	—	14,210
Current portion of warranty liability	11,791,268	12,820,223
Current portion of deferred revenue	2,667,876	1,561,190
	20,753,110	17,667,913
Long-term liability (note 6)	643,908	—
Warranty liability (note 3)	8,038,617	5,630,265
Deferred revenue (note 4)	7,450,853	5,820,073
	36,886,488	29,118,251

Stockholders’ equity (note 7):
Common stock, $0.01 par value; 100,000 shares authorized; 2011 - 87,594 (2010 - 87,594) shares issued and outstanding	876	876
Additional paid-in capital	43,796,562	43,796,562
Deficit	(8,271,537)	(18,774,175)
	35,525,901	25,023,263

	$72,412,389	$54,141,514

See accompanying notes to financial statements.

1

CUMMINS WESTPORT INC.

Statements of Earnings and Comprehensive Income

(Expressed in United States dollars)

Years ended December 31, 2011 and 2010

	2011	2010

Revenue:
Product revenue	$130,504,679	$88,154,608
Parts revenue	30,988,903	26,209,896
Other revenue	2,406,814	2,749,020
Interest	374,408	231,267
	164,274,804	117,344,791

Cost of revenue and expenses (note 8):
Cost of product revenue	70,455,439	55,105,963
Cost of parts revenue	18,994,588	16,321,133
Cost of other revenue	2,950,825	403,077
Research and development (note 5)	8,115,701	7,217,055
Marketing	11,515,511	7,266,591
General and administrative	2,031,215	3,528,595
Foreign exchange loss	7,583	153,667
Interest and charges	359,221	194,228
Amortization	103,860	100,346
	114,533,943	90,290,655

Earnings before income taxes	49,740,863	27,054,136

Income tax recovery (expense) (note 6):
Current	(20,177,056)	(10,541,982)
Deferred	938,831	571,698
	(19,238,225)	(9,970,284)

Net earnings and comprehensive income	$30,502,638	$17,083,852

See accompanying notes to financial statements.

2

CUMMINS WESTPORT INC.

Statements of Stockholders’ Equity

(Expressed in United States dollars)

Years ended December 31, 2011 and 2010

			Additional
	Common stock		paid-in
	Number	Amount	capital	Deficit	Total

Balance, December 31, 2008	87,594	$876	$43,796,562	$(26,259,363)	$17,538,075

Dividends paid	—	—	—	(8,000,000)	(8,000,000)

Net earnings	—	—	—	10,401,336	10,401,336

Balance, December 31, 2009	87,594	876	43,796,562	(23,858,027)	19,939,411

Dividends paid	—	—	—	(12,000,000)	(12,000,000)

Net earnings	—	—	—	17,083,852	17,083,852

Balance, December 31, 2010	87,594	876	43,796,562	(18,774,175)	25,023,263

Dividends paid	—	—	—	(20,000,000)	(20,000,000)

Net earnings	—	—	—	30,502,638	30,502,638

Balance, December 31, 2011	87,594	$876	$43,796,562	$(8,271,537)	$35,525,901

See accompanying notes to financial statements.

3

CUMMINS WESTPORT INC.

Statements of Cash Flows

(Expressed in United States dollars)

Years ended December 31, 2011 and 2010

	2011	2010

Cash provided by (used in):

Operations:
Net earnings	$30,502,638	$17,083,852
Items not involving cash
Amortization	103,860	100,346
Unrealized foreign exchange	(22,577)	(23,502)
Deferred income tax recovery	(938,831)	(571,698)
Changes in non-cash working capital items:
Accounts receivable from Cummins Inc.	(3,658,351)	3,649,515
Income tax receivable	498,095	(498,095)
Other accounts receivable	(278,611)	(113,173)
Prepaid expenses	3,324	(26,807)
Accounts payable and accrued liabilities	2,012,573	(262,142)
Income tax payable	2,037,801	(2,303,907)
Accounts payable to Westport Innovations Inc.	(384,790)	797,909
Accounts payable to Cummins Inc.	(14,210)	14,210
Deferred revenue	2,737,466	3,451,598
Warranty liability	1,379,397	(961,003)
	33,977,784	20,337,103

Financing:
Dividend paid	(20,000,000)	(12,000,000)

Investing:
Proceeds from sale (purchase) of short-term investments	—	12,700,000
Loan receivable from Cummins Inc.	(5,894,897)	(3,124,860)
Loan receivable from Westport Innovations Inc.	(5,894,897)	(3,124,860)
Purchase of equipment	(272,270)	(390,491)
	(12,062,064)	6,059,789

Effect of foreign currency on cash and cash equivalents	22,577	23,499

Increase in cash and cash equivalents	1,938,297	14,420,391

Cash and cash equivalents, beginning of year	15,464,940	1,044,549

Cash and cash equivalents, end of year	$17,403,237	$15,464,940

Supplementary information:
Interest paid	$359,221	$194,228
Income taxes paid	19,281,258	13,343,984

See accompanying notes to financial statements.

4

CUMMINS WESTPORT INC.

Notes to Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2011 and 2010

1.              Operations:

Cummins Westport Inc. (the Company) was formed under the terms of a joint venture agreement (the Agreement) dated March 7, 2001, subsequently revised on January 1, 2004 (the revised JVA), between Cummins Inc. (Cummins) and Westport Innovations Inc. (Westport) to develop, support and market a comprehensive product line of low-emission, high performance engines and ancillary products using gaseous hydrocarbon fuels which incorporate spark ignition and other proprietary intellectual property developed by Cummins and Westport.  The Company is incorporated under the laws of the State of Delaware.

Pursuant to the revised JVA, Cummins has granted the Company a Spark Ignited (SI) License, which includes an exclusive, worldwide license to make, develop, use, market, import, or sell any product or part thereof in support of the SI business.  Any intellectual property that is owned by the Company, or developed in the future for the SI business by the Company, or jointly with one or both of Cummins and Westport will become the property of the Company unless explicitly transferred by written conveyance.  The Company has determined that there were no material transfers during the years ended December 31, 2011 and 2010.  The Company’s sales to date are primarily from the sale of spark ignited natural gas engines manufactured by Cummins.

On February 20, 2012, Cummins and Westport amended the revised JVA to provide for, among other things, clarification concerning the scope of products to be sold by the Company. In addition, the parties have revised certain economic terms of the revised JVA including profit distributions to the parties.

The Company will focus future product development on North American markets including engines for on-road applications between the displacement range of 5.9 litres through 12 litres, and to have these engines manufactured in Cummins North American plants.

The term of the joint venture will now end on December 31, 2021 and can be terminated under certain circumstances before the end of the term.

5

CUMMINS WESTPORT INC.

Notes to Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2011 and 2010

2.              Significant accounting policies:

(a)         Basis of presentation:

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America to present the assets, liabilities, revenues and expenses of the Company and do not include any assets owned or liabilities held by Cummins or Westport including any used by the shareholders in the provision of services to or production of goods for the Company.

Continuing operations of the Company depend on the continuation of operational and manufacturing support from its shareholders when required.

These financial statements were approved by the Board of Directors on May 7, 2012 and events subsequent to the balance sheet date, if any, have been disclosed in these financial statements through this date.

(b)         Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates include determination of the product and parts warranty liability and the valuation allowance for deferred income tax assets.  Actual amounts may differ from the estimates applied in the preparation of these financial statements.

(c)          Cash equivalents:

Cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a term to maturity of three months or less at the date of acquisition that are readily convertible to specified amounts of cash.  Cash equivalents are considered as held for trading and recorded at fair value with changes in fair value recognized in the statement of earnings.

(d)         Equipment:

Equipment is recorded at cost.  Amortization is recorded commencing when the equipment is placed into service.

Asset	Basis	Years

Production and testing equipment	Straight-line	8
Computer equipment	Straight-line	3

6

CUMMINS WESTPORT INC.

Notes to Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2011 and 2010

2.              Significant accounting policies (continued):

(e)          Warranty liability:

Estimated warranty costs are recognized at the time the Company sells its products and are included in cost of revenue.  The Company provides warranty coverage on products sold for a period of two years from the date the products are put into service by customers.  Warranty liability represents the Company’s best estimate of warranty costs expected to be incurred during the warranty period.  Furthermore, the current portion of warranty liability represents the Company’s best estimate of the costs to be incurred in the next twelve-month period.  The Company uses historical failure rates and cost to repair defective products together with known information to estimate the warranty liability.  New product launches require a greater use of judgment in developing estimates until claims experience becomes available.  Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch.  The Company records warranty expense for new products upon shipment using a factor based upon historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter.  The ultimate amount payable by the Company and the timing will depend on actual failure rates and cost to repair failures of its products.  Since a number of the Company’s products are new in the market, historical data may not necessarily reflect actual costs to be incurred and may result in significant fluctuations in the warranty liability.

(f)           Extended warranty:

The Company sells extended warranty contracts that provide coverage in addition to the basic two-year coverage.  Proceeds from the sale of these contracts are deferred and amortized over the extended warranty period commencing at the end of the basic warranty period.  On a periodic basis, management reviews the estimated warranty costs expected to be incurred related to these contracts and recognizes a loss to the extent such costs exceed the related deferred revenue.

(g)          Revenue recognition:

Product and parts revenue is recognized when the products are shipped and title passes to the customer.  Revenue also includes fees earned from performing research and development activities for third parties, as well as technology license fees from third parties.  Revenue from research and development activities is recognized as the services are performed.  Revenue from technology license fees is recognized over the duration of the licensing agreement.  Amounts received in advance of the revenue recognition criteria being met are recorded as deferred revenue.

7

CUMMINS WESTPORT INC.

Notes to Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2011 and 2010

2.              Significant accounting policies (continued):

(h)         Cost of product revenue:

Cost of product revenue includes the cost to purchase the engine from Cummins, the cost to sell engines, and warranty costs.

(i)             Cost of parts revenue:

Cost of parts revenue includes the standard cost of the aftermarket engine parts as determined by Cummins, a reasonable selling and administrative cost that is defined in the joint venture agreement, and warranty costs.

(j)            Research and development expenses:

Research and development expenses are expensed when incurred.  Government grants received to fund research and development expenses are recognized as a reduction in research and development expenses when received or receivable.  Certain government grants are repayable only on the occurrence of specified future events.  If such events do not occur, no payment would be required.  The liability to repay these government grants is recognized during the period in which conditions arise that would cause the government grants to be repayable.

(k)         Foreign currency translation:

The functional currency of the Company’s operations is the United States dollar.  Assets and liabilities denominated in foreign currencies are translated at rates in effect on the balance sheet date.  Revenue and expenses denominated in foreign currencies are translated at the rate in effect on the transaction date.  Gains and losses on translation are included in the statement of earnings and comprehensive income for the period.

(l)             Income taxes:

Income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss carry forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income taxes in the period that includes the enactment date.  To the extent that the realization of deferred tax assets is not considered to be more likely than not, a valuation allowance is provided.

The Company measures a tax uncertainty at the largest amount that is more likely than not to be upheld.  In cases where the Company is charged interest and penalties on uncertain tax positions which do not meet the recognition criteria, the Company includes these in interest expense and other operating expense, respectively.

8

CUMMINS WESTPORT INC.

Notes to Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2011 and 2010

3.              Warranty liability:

The Company’s product warranty accrual reflects management’s best estimate of probable liability under its product warranties.  Periodically, the Company performs an analysis assessing the appropriateness of the outstanding warranty balance, and adjustments to the estimated liability are made as considered necessary and reflected in results of operations in the period such adjustments are determined.

Changes in the product warranty accrual for the years ended December 31, 2011 and 2010 were as follows:

	2011	2010

Balance, beginning of year	$18,450,488	$19,411,491

Payments made	(11,080,931)	(12,652,006)
Accrual for engines sold	13,117,972	13,425,350
Warranty valuation adjustment	(657,644)	(1,734,347)

Balance, end of year	19,829,885	18,450,488
Less: current portion	11,791,268	12,820,223

Non-current portion	$8,038,617	$5,630,265

4.              Deferred revenue:

Deferred revenue represents amounts charged to customers for extended warranty coverage contracts that have yet to be recognized as revenue.  Changes in deferred revenue balances for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010

Balance at the beginning of the year	$7,381,263	$3,929,665
Add: extended warranty coverage and other	4,399,510	4,080,203
Less: revenue recognized during the year	(1,662,044)	(628,605)

Balance at the end of the year	10,118,729	7,381,263
Less: current portion	2,667,876	1,561,190

Non-current portion	$7,450,853	$5,820,073

9

CUMMINS WESTPORT INC.

Notes to Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2011 and 2010

5.              Research and development expenses:

Research and development expenses are recorded net of government program funding received or receivable.  For the years ended December 31, 2011 and 2010, the following research and development expenses had been incurred and program funding received or receivable:

	2011	2010

Research and development expenses	$10,625,266	$7,785,189
Government funding	(2,509,565)	(568,134)

Net research and development expenses	$8,115,701	$7,217,055

In 2011, government funding was comprised of funding mainly from the California Energy Commission and National Renewable Energy Laboratory.

In 2010, government funding was comprised of funding mainly from the California Energy Commission.

6.              Income taxes:

(a)         The Company’s income tax recovery differs from that calculated by applying the combined United States federal and state statutory rate of 36.37% (2010 - 36.59%) as follows:

	2011	2010

Earnings before income taxes	$49,740,863	$27,054,136

Expected income tax expense	$18,090,752	$9,899,433

Increase (reduction) in income taxes resulting from:
Non-deductible expenses	78,287	18,330
Recognition of tax uncertainties	945,129	—
Other	124,057	52,521
	1,147,473	70,851

Total income tax expense	$19,238,225	$9,970,284

10

CUMMINS WESTPORT INC.

Notes to Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2011 and 2010

6.              Income taxes (continued):

(b)         The tax effect of temporary differences that give rise to significant portions of deferred tax assets (liabilities) at December 31, 2011 and 2010 are as follows:

	2011	2010

Deferred income tax assets:
Warranty liability	$8,105,958	$7,080,968
Deferred revenue	2,710,183	2,700,893
Other	(242,859)	(147,410)

	$10,573,282	$9,634,451

Allocated as follows:
Current deferred tax asset	$5,270,458	$5,583,444
Non - current deferred tax asset	5,302,824	4,051,007

	$10,573,282	$9,634,451

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized.  The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those differences become deductible.

The Company has generated taxable income for the past six years.  Management believes it is more likely than not that all of the benefits of currently available tax deductions will be realized in future years as a result of expected earnings.  Therefore, at December 31, 2011, the Company has recognized a deferred tax asset related to the benefit expected to be realized in 2012.  No valuation allowance was required as at December 31, 2011.

Tax years subsequent to December 31, 2006, remain open for examination by the Internal Revenue Service.

11

CUMMINS WESTPORT INC.

Notes to Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2011 and 2010

6.              Income taxes (continued):

(c)          Long-term liability is tax provision which represents the Company’s estimate of tax uncertainties associated with tax positions previously taken with respect to the Company’s tax returns.

The Company accrued interest and penalties of $161,165 for the year ended December 31, 2011 related to the tax provision.

7.              Stockholders’ equity:

(a)         Authorized:

100,000 common shares, voting, par value $0.01

100,000 preferred shares, voting convertible, redeemable, non-participating, par value $0.01

(b)         Common shares:

As at December 31, 2011, the Company has 87,594 issued and outstanding common shares, 50% of which are held by Westport and 50% by Cummins.

(c)          Preferred shares:

As at December 31, 2011 and 2010, the Company had no issued or outstanding preferred shares.

8.              Related party transactions:

(a)         Major expenses:

The majority of the Company’s expenses including cost of product and parts revenue, research and development, general and administrative and marketing expenses are incurred by Westport and Cummins and allocated to the Company pursuant to the revised JVA.  The costs allocated by the respective companies are as follows:

2011	Westport	Cummins	Total

Equipment expenditures	$—	$118,428	$118,428
Cost of product revenue	—	70,455,439	70,455,439
Cost of parts revenue	—	18,994,588	18,994,588
Cost of other revenue	—	2,950,825	2,950,825
Research and development	216,166	7,899,535	8,115,701
Marketing	3,440,926	8,074,585	11,515,511
General and administrative	412,564	1,618,651	2,031,215
Interest and charges	165,973	193,248	359,221

	$4,235,629	$110,305,299	$114,540,928

12

CUMMINS WESTPORT INC.

Notes to Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2011 and 2010

8.              Related party transactions (continued):

(a)         Major expenses (continued):

2010	Westport	Cummins	Total

Equipment expenditures	$—	$390,491	$390,491
Cost of product revenue	—	55,105,963	55,105,963
Cost of parts revenue	—	16,321,133	16,321,133
Cost of other revenue	—	403,077	403,077
Research and development	309,775	6,907,280	7,217,055
Marketing	3,260,685	4,005,906	7,266,591
General and administrative	1,183,952	2,344,643	3,528,595
Interest and charges	19,304	174,924	194,228

	$4,773,716	$85,653,417	$90,427,133

(b)         Due from Cummins:

As at December 31, 2011, net amounts due from Cummins total $23,067,223 (2010 - $13,499,765) including trade accounts receivable of $3,658,351 (2010 - trade accounts payable of $14,210), loan to Cummins of $19,390,000 (2010 - $13,500,000), and loan interest receivable of $18,872 (2010 - $13,975).

Trade accounts receivable or payable arise from product and parts sales net of reimbursable expenses.  The amounts are non-interest bearing, unsecured and have no fixed terms of repayment.  The amounts are generally settled in the month following the month in which the receivable or payable is incurred.

The Company has advanced funds to Cummins Inc. under a demand loan agreement with interest accruing monthly, and is calculated using the three-month Prime Corporate Paper rate.  For the year ended December 31, 2011, the Company charged interest of $178,383 (2010 - $103,534) to Cummins.

(c)          Due from Westport:

As at December 31, 2011, net amounts due from Westport total $18,885,697 (2010 - $12,606,010) including trade accounts payable to Westport of $523,175 (2010 - $907,965), loan to Westport of $19,390,000 (2010 - $13,500,000), and loan interest receivable of $18,872 (2010 - $13,975).

The trade payable to Westport relates to costs incurred by Westport on behalf of the Company.  The amounts are generally reimbursed by the Company to Westport in the month following the month in which the payable is incurred.

13

CUMMINS WESTPORT INC.

Notes to Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2011 and 2010

8.              Related party transactions (continued):

(c)          Due from Westport (continued):

The Company has advanced funds to Westport under a demand loan agreement with interest accruing monthly, and is calculated using the three-month Prime Corporate Paper rate.  For the year ended December 31, 2011, the Company charged interest of $178,383 (2010 - $103,534) to Westport.

9.              Financial instruments:

(a)         Fair values:

Financial instruments of the Company include cash and cash equivalents, accounts receivable, other accounts receivable, amounts due from Cummins and Westport, accounts payable and accrued liabilities.  Cash and cash equivalents is carried at fair value based on quoted rates in an active market.  Accordingly, it is classified as Level 1 in the fair value hierarchy.  The fair values of net accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to their short-term maturity.  The fair values of accounts and other receivable from Cummins and Westport cannot be determined with sufficient reliability due to the related party nature of the balances and the lack of a readily available market for these instruments.

(b)         Credit risk:

Pursuant to the revised JVA, collection of accounts receivable is the sole responsibility of the Company, except for any bad debts arising out of decisions made by Cummins, which may negatively impact the Company.  Management believes that the Company is not exposed to significant credit risk.

(c)          Foreign currency risk:

The majority of the Company’s revenues and expenses are denominated in United States dollars although the Company may from time to time enter into transactions denominated in a foreign currency, primarily the Canadian dollar.  Management believes that the Company is not exposed to significant foreign currency risk.

14